February 7, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer O’Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd.

Registration Statement on Form F-1 (File No. 333-269311)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the underwriters have distributed as many copies of the Preliminary Prospectus, dated February 6, 2023 (the “Preliminary Prospectus”), to underwriters, dealers, institutions and others, who are reasonably anticipated to participate in the distribution of the securities, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned Representatives, have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on Thursday, February 9, 2023, or at such later time as the registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

J.P. Morgan Securities LLC BofA Securities, Inc.

As Representatives of the Several Underwriters

j.p. morgan securities llc

By:	/s/ Lucy Brash
	Name:	Lucy Brash
	Title:	Executive Director

BOFA sECURITIES, INC.

By:	/s/ Fabrizio Wittenburg
	Name:	Fabrizio Wittenburg
	Title:	Managing Director